Exhibit 12

Limited Brands, Inc.
Ratio of Earnings to Fixed Charges
(in thousands)

	2002	2001	2000	1999	1998

Earnings

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$845,307	$956,255	$818,345	$858,641	$2,420,184

Portion of minimum rent representative of interest	166,712	164,609	167,000	174,010	178,670

Interest on indebtedness	29,559	33,960	58,244	78,297	68,528

Total Earnings as Adjusted	$1,041,578	$1,154,824	$1,043,589	$1,110,948	$2,667,382

Fixed Charges

Interest on indebtedness	$29,559	$33,960	$58,244	$78,297	$68,528

Portion of minimum rent representative of interest	166,712	164,609	167,000	174,010	178,670

Total Fixed Charges	$196,271	$198,569	$225,244	$252,307	$247,198

Ratio of Earnings to Fixed Charges	5.31	5.82	4.63	4.40	10.79